SEC MAIL PROCESSING SECTION
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MAR 31 2015
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 US HWY 202/206 SUITE 11
(No. and Street)

BEDMINSTER (City) NEW JERSEY (State) 07921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HARIS CTORIDES 908-212-3931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOBE & LUCAS
(Name – *if individual, state last, first, middle name*)

4807 ROCKSIDE ROAD (Address) SUITE 510 (City) INDEPENDENCE (State) OH 44131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/15

OATH OR AFFIRMATION

I, HARIS CTORIDES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

GORAN STANIC
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 23, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAIN CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Gain Capital Securities, Inc.
Cleveland, Ohio

We have audited the accompanying financial statements of Gain Capital Securities, Inc. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Gain Capital Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gain Capital Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Gain Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gain Capital Securities, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants

Independence, Ohio
March 30, 2015

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2014
ASSETS		
Cash and cash equivalents	$	476,411
Other assets		3,749
TOTAL ASSETS	$	480,160
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	10,427
TOTAL LIABILITIES		10,427
SHAREHOLDER'S EQUITY		
Common stock		
No par value, 1,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		2,950,000
Accumulated deficit		(2,580,267)
TOTAL SHAREHOLDER'S EQUITY		469,733
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	480,160

See accompanying notes to financial statements.

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2014
REVENUES	
Interest and dividends	$ 435
Other	76
TOTAL REVENUES	$ 511
OPERATING EXPENSES	
Employee compensation, commissions, and benefits	$ 106,027
Communications and data processing	3,027
Floor brokerage, exchange, and clearance fees	13,681
Occupancy and depreciation	3,271
Professional fees	9,376
Other	10,976
TOTAL OPERATING EXPENSES	146,358
LOSS BEFORE INCOME TAXES	(145,847)
CREDIT FOR INCOME TAXES - CURRENT	57,935
NET LOSS	$ (87,912)

See accompanying notes to financial statements.

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	FOR THE YEAR ENDED DECEMBER 31, 2014			
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2014	$ 100,000	$ 2,950,000	$ (2,492,355)	$ 557,645
Net loss			(87,912)	(87,912)
Contributions	-	-	-	-
Balance at December 31, 2014	$ 100,000	$ 2,950,000	$ (2,580,267)	$ 469,733

See accompanying notes to financial statements.

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED DECEMBER 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(87,912)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		323
Cash provided (used) by:		
Deposit with clearing broker		90,991
Other assets		36,484
Accounts payable and accrued expenses		(19,681)
Due to related party		(52,124)
NET CASH USED BY OPERATING ACTIVITIES		(31,919)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(31,919)
Cash and cash equivalents, beginning of year		508,330
Cash and cash equivalents, end of year	$	476,411

See accompanying notes to financial statements.

NOTE A - Organization and operations

Gain Capital Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (SLB) which is wholly owned by Gain Holdings, LLC (GHLLC). GHLLC is wholly owned by Gain Capital Holdings, Inc. (the Parent).

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

The business will continue to offer brokerage products on an unsolicited, self-directed basis to the Parent and its affiliates. The Company will continue to manage its financial, operational, managerial and supervisory responsibilities in complete compliance with applicable laws, rules and regulations.

NOTE B - Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents
At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions
Commission revenue, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

NOTE B - Summary of significant accounting policies, continued

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2014 and March 30, 2015, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Related party transactions

The Company entered into a management services agreement (the Agreement) on December 31, 2009 with Gain Capital Group, LLC (GCGLLC), a wholly-owned subsidiary of GHLLC, whereby GCGLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain operational expenses were paid by GCGLLC on the Company's behalf. The Agreement will continue in effect until December 31, 2015, unless notice of termination is given by either party.

For the year ended December 31, 2014, total expenses allocated to the Company under the Agreement amounted to $6,589 prior to the credit for income taxes.

At December 31, 2014, the due to related party was eliminated as a result of the tax benefit of the Company's net operating loss for 2014.

NOTE D – Income taxes

The Company is included in the consolidated federal tax return filed by the Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income taxes are recorded for timing differences between financial and income tax reporting and relate to operating loss carryforwards. The Company's net deferred tax asset was $0 at December 31, 2014, and was comprised of a deferred tax asset of approximately $798,500 and a valuation allowance of $798,500. The valuation allowance increased by approximately $34,300 during 2014.

As of December 31, 2014, the Company had net operating loss carryforwards approximating $2,047,000. Substantially all of the net operating loss carryforwards expire by 2033.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

NOTE D - Summary of significant accounting policies, continued

As of December 31, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2011.

During 2014, the Company reported a net operating loss for income tax purposes which reduced the due to related party by $57,935.

NOTE E – Retirement savings plan

The Company maintains a 401(k) profit sharing retirement savings plan, covering all full-time employees who have completed three months of service and are at least 20½ years of age. The Company makes matching contributions of employees' elective deferrals up to 15% of total compensation. The Company may also make a discretionary profit-sharing contribution to the plan. There was no discretionary contribution for 2014. Matching contributions for 2014 amounted to $4,317.

NOTE F – Net Capital Provision of Rule 15c3-1

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2014 was $50,000. At December 31, 2014, the Company's net capital was $465,984 and exceeded the minimum net capital requirement by $415,984. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .02 to 1.

Supplementary Information

GAIN CAPITAL SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2014

Total shareholder's equity from statement of financial condition	$ 469,733
Nonallowable assets:	
Other assets	3,749
Total nonallowable assets	3,749
Net capital	465,984
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $50,000)	50,000
Excess net capital	$ 415,984
Total aggregate indebtedness	$ 10,427
Percentage of aggregate indebtedness to net capital	2.2%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital differs from the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2014 through December 31, 2014. The differences relate to an increase in shareholder's equity and an increase of aggregate indebtedness due to changes in the Company's estimates of accounts payable and accrued expenses. The differences resulted in the excess net capital recorded on the above calculation to be less than the amount recorded on the Part II FOCUS filing by $56,208.

These changes are in agreement with the amended Part II(A) FOCUS Report filing dated March 30, 2015.

GAIN CAPITAL SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.